Exhibit 99.2

FORM 6

CERTIFICATE OF COMPLIANCE

TO:      CANADIAN SECURITIES EXCHANGE (the “CSE”)

Curaleaf Holdings, Inc. (the “Listed Issuer”) hereby certifies to the CSE that the Listed Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in Policy 1).

Date:	August 18, 2021

Signed:	(signed) “Kyle Crossley”
(Signature)

Kyle Crossley
(Print Name)

Secretary
(Print Office)

FORM 6 – CERTIFICATE OF COMPLIANCE
January 2015